                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated May 14, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

   Date: May 14, 2009                                   By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

                   METALINK REPORTS FIRST QUARTER 2009 RESULTS

YAKUM, ISRAEL, May 14, 2009 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced its unaudited financial results for the first quarter of 2009.

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2009: Revenues for the first quarter of 2009 were $1.8 million, the majority of which consisted of legacy DSL sales, compared to $0.7 million for the first quarter of 2008. Net loss for the period was $(3.5) million, or $(0.15) per share, compared to $(9.8) million, or
$(0.42) per share, for the first quarter of 2008. Net loss for the first quarters of 2009 and 2008 includes stock-based compensation expenses of $0.2 million and $0.5 million, respectively.

CASH STATUS: Metalink's cash, cash equivalents, and short-term investments as of
March 31, 2009 were $8.6 million.

LOAN STATUS: As previously announced, in January 2009, Metalink received an additional $2.25 million in a short-term secured loan from an institutional investor after having received a $3.5 million short-term secured loan from the institutional investor in the third quarter of 2008. This brought the Company's balance of outstanding loans to $5.75 million. According to the loan agreement,
Metalink may request an additional loan of up to $2.25 million, subject to certain conditions.

FINANCIAL EXPENSES: Financial Expenses, net, in the first quarter of 2009 were
$0.96 million, compared to Financial Income, net, of $0.4 million in the fourth quarter of 2008. The increase in financial expenses primarily reflects a non-cash expense attributable to the increase in the fair value of the warrants granted under the loan agreement to the institutional investor, carried in fair value.

COMMENTS OF MANAGEMENT: Commenting on the results, Metalink's CEO, Tzvika
Shukhman, said, "In the first quarter of 2009, we benefitted from the restructuring activities carried out in 2008, which have allowed us to reduce our operating expenses significantly while maintaining our leadership position in our focus markets. Our WLAN products are currently being `designed in' as components of a number of major carrier-class 802.11n residential gateways, routers, video bridges and set-top boxes that are aiming at major deployments worldwide. We have started shipping our WLAN products for initial deployments, and we are cautiously optimistic that order volumes will ramp up during the latter part of 2009. We are on the verge of sampling our Generation 3 WLAN products which will allow us to further improve both our performance edge and the cost structure of our products. Our entire team is committed to turning our best-of-breed technology and market traction into shareholder value."

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our expectation for order volumes to ramp up, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be timely available to us which may lead to insolvency; our inability to regain compliance with NASDAQ'S requirements for continued listing;
any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are autioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                            MARCH 31,       DECEMBER 31,
                                                                          ------------      ------------
                                                                              2009              2008
                                                                          ------------      ------------
                                                                          (UNAUDITED)
                                                                          ------------
                                                                         (IN THOUSANDS EXCEPT SHARE DATA)
                                                                          ------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                               $      7,892      $      5,166
  Short-term investments                                                           700               677
  Trade accounts receivable                                                        506             2,515
  Other receivables                                                                902             1,529
  Prepaid expenses                                                                 331               209
  Deferred charges                                                                 282               242
  Inventories                                                                    2,425             2,508
                                                                          ------------      ------------
       Total current assets                                                     13,038            12,846
                                                                          ------------      ------------

SEVERANCE PAY FUND                                                               1,170             1,195
                                                                          ------------      ------------

PROPERTY AND EQUIPMENT, NET                                                      3,046             3,338
                                                                          ============      ============
       Total assets                                                       $     17,254      $     17,379
                                                                          ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                  $        907      $        739
  Other payables and accrued expenses                                            3,293             3,257
  Short-term loan                                                                4,703             2,101
  Warrants to issue shares                                                         517               196
                                                                          ------------      ------------
       Total current liabilities                                                 9,420             6,293
                                                                          ------------      ------------

ACCRUED SEVERANCE PAY                                                            2,027             2,098
                                                                          ------------      ------------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 24,752,232 and 24,752,232 shares
    as of March 31, 2009 and December 31, 2008, respectively)                      711               711
  Additional paid-in capital                                                   156,663           156,500
  Accumulated other comprehensive loss                                               -              (124)
  Accumulated deficit                                                         (141,682)         (138,214)
                                                                          ------------      ------------
                                                                                15,692            18,873
                                                                          ------------      ------------

  Treasury stock, at cost; 898,500 as of
     March 31, 2009 and December 31, 2008                                       (9,885)           (9,885)
                                                                          ------------      ------------
       Total shareholders' equity                                                5,807             8,988
                                                                          ============      ============
       Total liabilities and shareholders' equity                         $     17,254      $     17,379
                                                                          ============      ============

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           THREE MONTHS ENDED MARCH 31,
                                                                          ------------------------------
                                                                              2009              2008
                                                                          ------------      ------------
                                                                           (UNAUDITED)       (UNAUDITED)
                                                                          ------------      ------------
                                                                                  (IN THOUSANDS,
                                                                          EXCEPT SHARE AND PER SHARE DATA)
                                                                          ------------------------------

Revenues                                                                  $      1,833      $        660
                                                                          ------------      ------------
Cost of revenues:
  Costs and expenses                                                               828               504
  Royalties to the Government of Israel                                             56                23
                                                                          ------------      ------------
      Total cost of revenues                                                       884               527
                                                                          ============      ============

   GROSS PROFIT                                                                    949               133

Operating expenses:
  Gross research and development                                                 2,942             8,492
  Less - Royalty bearing and other grants                                          352               798
                                                                          ------------      ------------
  Research and development, net                                                  2,590             7,694
                                                                          ------------      ------------

  Selling and marketing                                                            357             1,757
  General and administrative                                                       512               708
                                                                          ------------      ------------
      Total operating expenses                                                   3,459            10,159
                                                                          ============      ============

   OPERATING LOSS                                                               (2,510)          (10,026)

Financial income (expenses), net                                                  (958)              241
                                                                          ------------      ------------

   NET LOSS                                                               $     (3,468)     $     (9,785)
                                                                          ============      ============

Loss per ordinary share:
Basic                                                                     $      (0.15)     $      (0.42)
                                                                          ============      ============

Diluted                                                                   $      (0.15)     $      (0.42)
                                                                          ============      ============

Shares used in computing loss per ordinary share:
Basic                                                                       23,853,732        23,486,726
                                                                          ============      ============

Diluted                                                                     23,853,732        23,486,726
                                                                          ============      ============